UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2002

Commission File No. 1-4329

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant's telephone number, including area code)

TABLE OF CONTENTS

Cooper-Standard Automotive

(Gaylord, Michigan Plant) UAW Local 388

Collectively Bargained Savings and Retirement Plan

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended June 30, 2002, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson
_____

RICHARD N. JACOBSON
Assistant General Counsel
Assistant Secretary

Date: December 26, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

June 30, 2002 and 2001 and Year Ended June 30, 2002
with Report of Independent Auditors

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Financial Statements and Supplemental Schedules

June 30, 2002 and 2001
Year Ended June 30, 2002

Table of Contents

Report of Independent Auditors

Pension Committee
Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
   Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan (the Plan) as of June 30, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2002 and 2001, and the changes in its assets available for benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of June 30, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

October 31, 2002

1

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statements of Assets Available for Benefits

	June 30	
	2002	2001
Assets		
Investments (at fair value):		
Interest in investment trust	$1,639,331	$ —
Mutual funds	1,167,549	1,772,594
Cooper Tire & Rubber Company stock fund	—	627,954
Common collective trust	—	104,582
Participant loans	122,204	114,829
Total investments	2,929,084	2,619,959
Cash	11,596	—
Receivables:		
Employer's contribution	4,025	4,351
Participants' contribution	1,155	18,201
Total receivables	5,180	22,552
Assets available for benefits	$2,945,860	$2,642,511

See accompanying notes.

2

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Year Ended June 30, 2002

Additions:	
Employer contributions	$ 54,356
Participant contributions	212,968
Net appreciation in fair value of investments	63,293
Interest and dividends	87,401
Total Additions	418,018
Deductions:	
Benefit payments	114,029
Other deductions	640
Total Deductions	114,669
Net increase	303,349
Assets available for benefits at beginning of year	2,642,511
Assets available for benefits at end of year	$2,945,860

See accompanying notes.

3

**Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan**

Notes to Financial Statements

June 30, 2002

1. Description of Plan

The following description of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and Cooper-Standard Automotive (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 50 percent of the first 5 percent of base compensation that the participant contributes to the Plan. All employer matching contributions were invested in Cooper Tire and Rubber Company common stock.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Vesting

The participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

4

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 2002 range from 4.75% to 9.50%. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investments contracts held in the Investment Trust, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawal plus accrued interest, because these investments have fully-benefit responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.10% in 2002. The crediting interest rate of these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 2.24% to 6.32% at June 30, 2002.

5

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All costs and expenses incurred in administering the Plan are charged to the Plan, unless otherwise paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective, January 1, 2002, the Plan changed trustees from Vanguard Fiduciary Trust Company to National City Bank.

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Cooper Tire & Rubber Company stock fund	$ 80,616
Interest in investment trust	156,377
Mutual funds	(173,700)
	$ 63,293

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

3. Investments (continued)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	June 30	
	2002	2001
Washington Mutual Investors Fund	$783,912	$ —
Aim Balanced Fund	227,282	—
Vanguard Windsor II Fund Investor Shares	—	782,214
Cooper Tire & Rubber Company Stock Fund	—	627,954
Vanguard Prime Money Market Fund	—	572,312
Vanguard STAR Fund	—	271,854
Vanguard 500 Index Fund Investor Shares	—	146,214

4. Investment Trust

Effective January 1, 2002, certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by Cooper Tire & Rubber Company. The Plan's interest in the Investment Trust was determined by the Plan's relative asset value to the Investment Trust's total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At June 30, 2002, the Plan's interest in the net assets of the Investment Trust was approximately 0.68%.

The following presents the fair value of investments in the Investment Trust at June 30, 2002:

Cooper Tire & Rubber Company common stock*	$157,505,783
Investment contracts *	106,201,748
Money market mutual fund	20,036,047
Total assets	$283,743,578

*Nonparticipant-directed

The fair value of the investment contracts was $126,074,672 at June 30, 2002.

Investment income for the Investment Trust for the period January 1 to June 30, 2002 is as follows:

Interest and dividends	$ 4,612,779
Net appreciation of fair value of investments:	
Common stock	43,648,368
Money market mutual fund	—

7

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

4. Investment Trust (continued)

For the period July 1, 2001 to December 31, 2001, the Cooper Tire and Rubber Company Stock Fund and the Vanguard Prime Money Market Fund were non participant-directed investments. Effective January 1, 2002, the Cooper Tire & Rubber Company Investment Trust are non participant-directed investments. Information about the significant components of changes in net assets related to the non participant-directed investments is as follows for the year ended June 30, 2002:

Contributions	$ 54,356
Interest and dividends	4,630,839
Net appreciation in fair value of investment	43,728,984
Benefit payments	(7,403)
Net loan activity	(3,858)
Other deductions	(180)
Transfers from other funds	17,200,141

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Employer ID # 34-0549970
Plan # 014

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

June 30, 2002

Identity of Issue, Borrower, Lessor or Identity of Issue	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
American Funds	Washington Mutual Investors Fund	$ 827,616	$ 783,912
Aim Funds Group	Aim Balanced Fund	258,692	227,282
* National City Bank	Armada Equity Index Fund #42	124,493	107,697
Invesco Funds	Invesco Dynamics Fund	31,088	24,607
Janus Funds	Janus Worldwide Fund	19,995	17,802
American Funds	Investment Company of America	4,872	4,605
MFS Family of Funds	Massachusetts Investors Growth Stock Funds	1,933	1,644
*Plan participants	Participant Loans, interest rates ranging from 4.75% to 9.50%	—	122,204
		$1,268,689	$1,289,753

_____
*   Party-in-interest.

9

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Employer ID # 34-0549970
Plan # 014

Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year Ended June 30, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category iii) A series of transactions in excess of 5% of Plan assets:						
The Vanguard Group, Inc.	Prime Money Market Fund					
	Purchases	$188,614		$188,614	$188,614	$—
	Sale		$760,926	760,926	760,926	—
Cooper Tire & Rubber Company	Cooper Tire & Rubber Company Stock Fund					
	Purchases	77,737		77,737	77,737	—
	Sale		786,307	601,341	786,307	184,966

_____

**   *The commissions and fee, related to purchases and sales of investments, are included in the cost of the investment or the proceed from the sale and are not separately identified by the trustee.*

There were no reportable transactions under categories i), ii) or iv) during 2002.